UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Blue Apron Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

09523Q200
(CUSIP Number)

August 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	09523Q200	Page 2 of 10

1	NAME OF REPORTING PERSON Wolf Hill Capital Management, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EIN: 83-2166880
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United State of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 1,166,004 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,166,004 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,166,004 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.61(1)%
12	TYPE OF REPORTING PERSON IA, PN

(1)	Based on 32,288,424 shares of Common Stock outstanding as of February 15, 2022, as set forth in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 25, 2022.

CUSIP No .	09523Q200	Page 3 of 10

1	NAME OF REPORTING PERSON Wolf Hill General Partner, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EIN: 83-2079351
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United State of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 1,166,004 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,166,004 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,166,004 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.61(1)%
12	TYPE OF REPORTING PERSON OO

(1)	Based on 32,288,424 shares of Common Stock outstanding as of February 15, 2022, as set forth in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 25, 2022.

CUSIP No .	09523Q200	Page 4 of 10

1	NAME OF REPORTING PERSON Wolf Hill Partners, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EIN: 61-1782097
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 1,003,850 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,003,850 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,003,850 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.11(1)%
12	TYPE OF REPORTING PERSON PN

(1)	Based on 32,288,424 shares of Common Stock outstanding as of February 15, 2022, as set forth in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 25, 2022.

CUSIP No .	09523Q200	Page 5 of 10

1	NAME OF REPORTING PERSON Gary Steven Lehrman† I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EIN: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United State of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 1,166,004 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,166,004 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,166,004 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.61(1)(2)%
12	TYPE OF REPORTING PERSON IN

(1)	Based on 32,288,424 shares of Common Stock outstanding as of February 15, 2022, as set forth in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 25, 2022.

(2)	As of August 31, 2022, the Fund owned an aggregate of 1,166,004 shares of Common Stock of the Issuer. Gary Lehrman is the Managing Partner of Wolf Hill Capital Management, LP, and Wolf Hill Capital Management, LP is the investment manager of the Fund, in which such shares referred to above are held. As a result, Wolf Hill Capital Management, LP and Mr. Lehrman possess the power to vote and dispose or direct the disposition of all the shares owned by the Fund. Thus, Wolf Hill Capital Management, LP and Mr. Lehrman may be deemed to beneficially own a total of 1,166,004 shares.

† Mr. Lehrman disclaims any beneficial ownership of the shares.

CUSIP No.	09523Q200	Page 6 of 10

Item 1(a).		Name of Issuer: Blue Apron Holdings, Inc. (the “Issuer”)

Item 1(b).		Address of Issuer’s Principal Executive Offices: 28 Liberty Street New York, New York 10005

Item 2(a).

Name of Person Filing:

This statement is jointly filed by and on behalf of each of Wolf Hill Partners, LP (the “Fund”), Wolf Hill Capital Management, LP, and Wolf Hill General Partner, LLC. The Fund is the record and direct beneficial owner of the securities covered by this statement. Wolf Hill Capital Management, LP is the investment adviser of, and may be deemed to beneficially own securities, owned by, the Fund. Wolf Hill General Partner, LLC is the general partner of both Wolf Hill Capital Management, LP and the Fund and may be deemed to beneficially own securities owned by the Fund.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

Item 2(b).		Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the reporting person is 222 East 46th Street, Suite 403, New York, NY 10017

Item 2(c).		Citizenship:
See Item 4 on the cover page(s) hereto.

Item 2(d).		Title of Class of Securities:
Class A Common Stock, par value $0.0001 per share

Item 2(e).		CUSIP Number: 09523Q200

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	09523Q200	Page 7 of 10

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person listed above and is incorporated by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 32,288,424 shares of Common Stock outstanding as of February 15, 2022, as set forth in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 25, 2022.

CUSIP No .	09523Q200	Page 8 of 10

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WOLF HILL CAPITAL MANAGEMENT, LP Date: August 31, 2022

By:	/s/ Gary Steven Lehrman
Name:	Gary Steven Lehrman
Title:	Managing Partner

WOLF HILL PARTNERS, LP
Date: August 31, 2022

By:	Wolf Hill General Partner, LLC
its General Partner
By:	/s/ Gary Steven Lehrman
Name:	Gary Steven Lehrman
Title:	Managing Member of the General Partner

WOLF HILL GENERAL PARTNER, LLC Date: August 31, 2022

By:	/s/ Gary Steven Lehrman
Name:	Gary Steven Lehrman
Title:	Managing Member

EXHIBIT INDEX

EXHIBIT 1:            Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Members of Group